

September 17, 2010

John E. Baker
Chief Executive Officer
VR Holdings, Inc.
1615 Chester Road
Chester, MD 21619

> **Re: VR Holdings, Inc.**
> **Amendment No. 2 to Form S-1**
> **Filed September 9, 2010**
> **File No. 333-166884**

Dear Mr. Baker:

We have reviewed your amended filing and your response letter dated September 7, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one from our letter dated July 30, 2010. Please tell us whether anyone other than the Deohge Corp., The Cancer Foundation, Inc. and Mrs. Lapides received the "VR Holdings, Inc. Claimant Exchange Offer" document. In addition, tell us in your response letter how you believe each element of Section 3(a)(10) of the Securities Act is met. We note, for example, that the survey you described does not appear to have been subject to a hearing by any court or other governmental authority.

2. We note your response to comment four from our letter dated July 30, 2010. If you no longer intend to invest in structured settlements, please remove your reference on page four to your intent to engage personnel to assess risks of "investing in…structured settlements."

3. We note your response to comment five from our letter dated July 30, 2010 as well as your statement on page 19 that you cannot continue to rely upon any future funding from The Cancer Foundation, Inc. Please further revise your disclosure throughout your prospectus to clarify whether you may attempt to raise funds prior to the conclusion of your litigation in order to finance your litigation efforts.

4. We note your response to comments six and 15 from our letter dated July 30, 2010. We also note your revised disclosure throughout the prospectus that you will not commence your proposed business "unless and until" you are successful in your litigation. However, on pages six and 29 you indicate that if your litigation efforts are unsuccessful or do not generate sufficient cash, you may try to raise sufficient working capital by means of a private placement or registered public offering. Please revise or advise to clarify whether you intend to conduct your proposed business even if your litigation efforts are unsuccessful or do not generate sufficient cash.

Prospectus Summary, page 1

5. Please disclose that the primary function of the company is to pursue the litigation of *The Cancer Foundation v. Cerberus Capital Management, L.P.*. Disclose that the primary purpose of the offering is to have claimants on debt for which Mr. Lapides is personally liable exchange their claims for shares in the company.

Risk Factors, page 4

6. Please group your risk factors about your business into risks related to your current business of pursuing the litigation and risks related to your proposed business. Begin with risks associated with your current business of pursuing the litigation.

Our future revenues are unpredictable and our quarterly operating results may fluctuate significantly, page 4

7. We note your statement on page 19 that the "majority" of the $100,000 that you need to "to fund your operation for the next 12 months" will be spent to fund the current litigation. Please revise your disclosure here and in your Management's Discussion and Analysis to indicate how you intend to spend the remaining portion of the $100,000. If such other funds are to be used to conduct your proposed business, please clarify how this is consistent with your statements that you will not commence your proposed business "unless or until" you are successful in your litigation.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

8. We note your response to comment 13 from our letter dated July 30, 2010 and your explanation for why the Cancer Foundation exchanged its claims for your shares. Please explain whether The Cancer Foundation's "duty" as a 501(c)(3) non-profit to recover gifts that were pledged to it but not received is a legal or regulatory obligation. Clarify whether it is permitted to both exchange its claim for shares of your company and pay your expenses. In addition, revise to indicate whether and the extent to which you anticipate that The Cancer Foundation will continue to fund your expenses going forward.

9. Please disclose whether the company intends to repay The Cancer Foundation for the expenses it has paid on the company's behalf. If so, disclose whether there are any written or oral arrangements to this effect. File any written agreements as exhibits.

10. We note your response to comment 14 from our letter dated July 30, 2010. We are unable to find the expanded disclosure addressing the additional legal, auditing and other costs you will incur as a result of being a public company. Please revise or advise.

Liquidity and Capital Resources, page 18

11. Please disclose the amount of your liabilities that is past due and the amount that is due in the next twelve months.

12. We note your response to comment 16 from our letter dated July 30, 2010. We note your statement that Marshall & Ilsley was "unable to collect the judgment" and was denied this action by a court order on April 12, 2010 and such decision was not appealed.

   • Please explain why Marshall & Ilsley was unable to collect this amount and explain the nature of the April 12, 2010 court order.

   • Please confirm that such decision can no longer be appealed.

   • Please clearly indicate here, as well as in your prospectus summary, whether Mr. Lapides is currently personally liable for the $7,843,278 in outstanding liabilities.

   • Please explain what will happen to this debt if you are not successful with your litigation. Your revised disclosure should clearly and concisely explain the nature and extent of your liability for this debt, regardless of whether it is exchanged for stock as part of your exchange offer. Such disclosure should also address the fact that this debt is reflected on your financial statements.

13. We note your response to comment 17 from our letter dated July 30, 2010. We also note your disclosure on page F-11 of your financial statements that the post-judgment interest rate set by the court is 1.4% per annum. Please revise your disclosure to indicate that there is interest continuing to accrue on this amount.

14. We note your response to comment 18 from our letter dated July 30, 2010. It does not appear that you have filed any documents evidencing the outstanding debt and the company's or Mr. Lapides' liability to pay the debt. Please advise or revise.

Business, page 20

Competition, page 21

15. We note your response to comment 22 from our letter dated July 30, 2010. Please supplementally provide us with information supporting your statement that the identified companies currently purchase claims from individual plaintiffs or provide loans to law firms secured by an interest in the law firms' portfolio or contingent fee cases or interests in a particular case.

You may contact Joe Kempf, Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Jr., Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or Kathleen Krebs, Special Counsel at (202) 551-3350 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Norman T. Reynolds, Esq.
    Via facsimile